UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                   SEC FILE NUMBER     000-49978
                                                    CUSIP NUMBER     464517 10 1


(Check  One):  [X]  Form  10-K   [ ]  Form  11-K   [ ]  Form  20-F [ ] Form 10-Q
               [ ]  Form  N-SAR

For  Period  Ended:  May  31,  2006

[ ]  Transition  Report  on  Form  10-K

[ ]  Transition  Report  on  Form  20-F

[ ]  Transition  Report  on  Form  11-K

[ ]  Transition  Report  on  Form  10-Q

[ ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:

PART  I  --  REGISTRANT  INFORMATION

Island  Residences  Club,  Inc.
---------------------------------
Full  Name  of  Registrant

Former  Name  if  Applicable

1769-203  Jamestown  Road
---------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Williamsburg,  VA  23185
--------------------------
City,  State  and  Zip  Code

PART  II  --  RULES  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X]    (b)  The  subject  annual  report,  semi-annual  report,
                   transition report on Form 10-K, Form 20-F, Form 11-K or Form
                   N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  --  NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is in the process of compiling outside information for its auditor in order to complete the Form 10-KSB.

PART  IV  --  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Graham Bristow        (757)         927-6848
               --------------     ----------- ------------------
                    Name          (Area Code) (telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes  [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_]  Yes  [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Island  Residences  Club,  Inc.
                          -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  8/30/06

By:     /s/  Graham  Bristow
        --------------------
        Graham  Bristow
        Chief Executive Officer